Exhibit (d)(2)

CONFIDENTIAL

April 16, 2018

AGC Networks Inc.

222 W Las Colinas Blvd

Suite 200 North Tower

Irving, Texas, 75039

Dear Sanjeev:

Your company (referred to as “you” or “your,” as appropriate) advised us that you are interested in exploring a possible transaction with our client, Project Host (the “Company”) (such possible transaction, the “Transaction”). In that connection, you have requested certain non-public oral and written information concerning the Company from officers, directors, employees or agents of the Company and Raymond James & Associates, Inc. (“Raymond James”), the Company’s financial advisor on this matter. All such information furnished to you and your Representatives (as defined below) either before or after the date of this agreement, together with analyses, compilations, reports, studies, summaries, extracts or other documents or records prepared by you or your Representatives which contain or otherwise reflect or are generated from such information, and that are in any way related to the Company and/or the Transaction, are collectively referred to herein as the “Evaluation Material.”

You hereby agree as follows:

1.

You shall use the Evaluation Material solely for the purpose of evaluating the Transaction and you shall keep the Evaluation Material confidential, except that you may disclose the Evaluation Material or portions thereof to those of your directors, officers, employees and advisors (collectively, the “Representatives”) who need to know such information for the purpose of evaluating the Transaction. You shall inform your Representatives of the existence of this agreement and shall be responsible for any breach of this agreement by your Representatives as if they were bound by the terms hereof. If you or any of your Representatives is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, you shall provide the Company with written notice of such requirement as soon as practicable after learning of it and before disclosure of the Evaluation Material, shall provide the Company the reasonable opportunity to take action at the Company’s expense to oppose such disclosure of the Evaluation Material, shall furnish only that portion of the Evaluation Material which you are advised by your counsel is legally required to be disclosed and only in the manner legally required, and shall exercise reasonable best efforts at the Company’s expense to obtain confidential treatment for such Evaluation Material.

2.

Nothing in this agreement shall be construed as granting any rights under any patent, copyright or other intellectual property right regarding the Evaluation Material, nor shall this agreement grant any rights in or to the Evaluation Material other than the limited right to review such Evaluation Material solely for the purposes permitted hereunder. Neither you nor your Representatives may reverse-engineer, decompile, or disassemble any intellectual property provided or disclosed to it.

3.

If the Transaction is not consummated by you or if the Company or Raymond James so requests, you shall promptly return to the Company or destroy all copies of the Evaluation Material in your possession or in the possession of your Representatives. You may retain copies of any Evaluation Material (i) as part of archival records (including backup systems) that you or any of your Representatives keeps in the ordinary course of its business and that cannot be destroyed without undue effort or expense, but only as required by your records retention policies or (ii) as may be required by law. You agree to confirm in writing, if so requested by the Company, your compliance with the provisions of this paragraph once you have been requested to return and destroy all Evaluation Material. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

4.

The term “Evaluation Material” does not include any information which you can demonstrate (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure directly by you or any of the Representatives) or (ii) was available to you on a non-confidential basis from a source that is not and was not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation.

5.

Without the prior written consent of the other party, neither you or your Representatives, on the one part, nor the Company or the Company Reps (as defined below), on the other part, shall disclose to any person or entity (a) that any investigations, discussions or negotiations are taking place or have taken place concerning a possible transaction involving the Company and you, (b) the existence or contents of this letter agreement, (c) that you have requested or received any Evaluation Material or (d) any of the terms, conditions or other facts with respect to the Transaction, including the status thereof (“Potential Transaction Information”), except (i) you may make disclosure of Potential Transaction Information to any of your Representatives, and any of your Representatives may make disclosure of Potential Transaction Information to other Representatives identified as such by you (ii) the Company may make disclosure of Potential Transaction Information to its directors, officers, employees, agents, advisors (including, without limitation, attorneys, accountants, financial advisors and consultants) and potential financing sources (“Company Reps”), and any of the Company Reps may make disclosure of Potential Transaction Information to any other of the Company Reps identified as such by Company, and (iii) either party may make disclosure of Potential Transaction Information, limited to the extent required, to comply with applicable laws, rules or regulations upon advice of counsel. Each party is required to inform its respective Representatives or Company Reps, as the case may be, of the confidential nature of the Potential Transaction Information and that by receiving such Potential Transaction Information they are required to comply with terms of confidentiality, non-disclosure and non-use no less restrictive than the terms of this letter agreement. You shall be responsible to the Company for any action or failure to act by your Representatives, and the Company shall be responsible to you for any action or failure to act by the Company Reps, in each case that would constitute a breach or violation of the confidentiality provisions of this agreement as if you or the Company, as the case may be, had committed such action or failure to act; provided, however, you shall not be responsible for any such actions or failures to act by any party that has executed a separate confidentiality agreement with the Company and the Company shall not be responsible for any such actions or failures to act by any party that has executed a separate confidentiality agreement with you.

6.

For a period of two years from the date hereof, you shall not hire or attempt to hire any employee of the Company or any of its subsidiaries who become known to you as a result of your investigation of the Company or its subsidiaries, so long as such persons are employed by the Company or any of its subsidiaries; provided, however, that the foregoing restrictions shall not apply to generalized searches or advertisements in the media that are not targeted at employees of the Company or any person who responds to such a search or advertisement.

7.

Until the consummation of the Transaction by you or another party, you shall not, directly or indirectly, initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee of the Company or its subsidiaries, except with the express prior permission of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company. It is understood that all requests for information, tours and meetings, all questions or discussions relating to the procedures in making a proposal and all communications regarding the Transaction will be directed to Raymond James. The Company and Raymond James shall be free to conduct the process for exploring a potential Transaction as they in their sole discretion shall determine and to discontinue or change such process (including any previously announced rules or procedure) at any time without notice to you, and none of the Company, Raymond James, or any of their respective officers, directors, employees, agents or affiliates, shall have any liability to you as a result of such process.

8.

You understand and acknowledge that none of the Company, Raymond James or any of their respective affiliates is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and each of the Company, Raymond James and their respective officers, directors, employees, stockholders, owners, advisors, agents or affiliates expressly disclaims any and all liability to you or any other person that may be based upon or relate to (a) the use of the Evaluation Material by you or any of the Representatives or (b) any errors therein or omissions therefrom. Only those particular representations and warranties, if any, that are made in a definitive agreement with respect to the Transaction (the “Definitive Agreement”) when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. No contract or agreement relating to the Transaction shall be deemed to exist, and except as expressly set forth in this agreement, neither you, the Company nor its shareholders shall have any legal obligation of any kind whatsoever with respect to the Transaction (including by virtue of this agreement), unless and until a Definitive Agreement has been executed and delivered. For purposes of this paragraph, the term “Definitive Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.

9.

You hereby irrevocably confirm and agree that neither you nor your Representatives shall enter into negotiations or other discussions with any customers or vendors of the Company or lenders to the Company under its Revolving Credit Facility Credit Agreement (each, a “Third Party” and collectively, the “Third Parties”) relating to the Company or the Transaction or seek to circumvent the Company or Raymond James (or such substitute financial advisor designated by the Company in writing) in any manner with respect to the Transaction without the Company’s prior written permission (which may be withheld for any reason or no reason) at the Company’s sole discretion.

10.

You agree to immediately cease any current discussions with any Third Party relating to the Company or the Transaction. It is further expressly agreed that nothing herein shall obligate the Company to proceed with any Transaction, and the Company reserves the right, in its sole and absolute discretion, to terminate the discussions at any time, provided that any termination of such discussions shall not terminate your obligations under this section.

11.

Upon any breach of the provisions of this agreement, and due to the unique nature of the Evaluation Materials, you acknowledge that money damages would not be a sufficient remedy and the Company shall be entitled to seek equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to the Company at law or in equity. You hereby irrevocably and unconditionally consent to submit to the jurisdiction of the state and federal courts located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the state and federal courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

12.

No failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This agreement can only be modified or waived in a writing executed by each of the parties hereto.

13.

If any provision of this agreement, or the application thereof to any person, entity, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this agreement and such provision as applied to other persons, entities, places or circumstances shall remain in full force and effect.

14.

This agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of this agreement by fax or other electronic means (including, but not limited to, pdf) shall be as valid as an ink original.

15.	You recognize that the communication or transfer of any Evaluation Material received may be subject to specific governmental export approval.

16.

This agreement is the product of both of the parties hereto, constitutes the entire agreement between such parties pertaining to the subject matter hereof, and merges and supersedes all prior negotiations and drafts of the parties with regard to the subject matter herein.

17.

This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

18.

This agreement will be deemed to supersede, and shall not be modified or amended by, the terms or conditions of use or confidentiality or non-disclosure provision of any electronic data room established or maintained by the Company or its Representatives, and no such terms or conditions of use or confidentiality or non-disclosure provision required to be acknowledged to access any such electronic data room will be considered binding on you or your Representatives.

19.	This agreement will terminate on the second anniversary hereof, provided that the provisions of Section 7 and Sections 9 through 18 shall survive any termination of this agreement.

[Signatures on Following Page]

If you agree with the foregoing, please sign both copies of this agreement and return one to me, which shall thereupon constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

For itself and as a Representative and on behalf of the Company

Signature:	/s/ Scott Green
Name:	Scott Green
Title:	Managing Director

CONFIRMED AND AGREED AS OF THE DATE WRITTEN ABOVE:

AGC NETWORKS INC.

Signature:	/s/ Sanjeev Verma
Name:	Sanjeev Verma
Title:	CEO